UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 2)*
Virgin Mobile USA, Inc.

(Name of Issuer)
Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)
92769R108

(CUSIP Number)
Charles R. Wunsch, Esq.
Sprint Ventures, Inc. and Sprint Nextel Corporation
c/o Sprint Nextel Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251
(913) 523-9802

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 27, 2009

(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)
(Page 1 of 17 Pages)

CUSIP No.	92769R108	13D	Page	2	of	17

1	NAMES OF REPORTING PERSONS Sprint Ventures, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Kansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		52,326,642

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,058,626

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	52,326,642

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	61.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	92769R108	13D	Page	3	of	17

1	NAMES OF REPORTING PERSONS Sprint Nextel Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Kansas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		52,326,642

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,058,626

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	52,326,642

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	61.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	92769R108	13D	Page	4	of	17
     This Amendment No. 2 (“Amendment No.2”) to Schedule 13D amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on September 19, 2008 by Sprint Ventures, Inc. (“Sprint Ventures”), as amended by Amendment No. 1 filed with the SEC by the Sprint Ventures on December 19, 2008, with respect to the subject class of securities (the “Schedule 13D”). This Amendment No. 2 is being filed jointly by Sprint Nextel Corporation (“Sprint Nextel”) and Sprint Ventures, a wholly owned subsidiary of Sprint Nextel (together, the “Reporting Persons”). As described in more detail below, Items 2, 3, 4, 5, 6 and 7 have been amended in this Amendment No. 2 as a result of Sprint Nextel and a newly formed wholly owned subsidiary of Sprint Nextel (“Merger Sub”) entering into an Agreement and Plan of Merger, dated as of July 27, 2009 (the “Merger Agreement”), with Virgin Mobile USA, Inc. (the “Issuer”) pursuant to which, at the Effective Time (as defined in the Merger Agreement), upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into the Issuer (the “Merger”). As a result of the Merger, the separate corporate existence of Merger Sub will cease and the Issuer will continue as the surviving corporation of the Merger and a wholly owned subsidiary of Sprint Nextel. Contemporaneously with the execution of the Merger Agreement, Sprint Nextel and the Issuer entered into voting agreements with (i) Corvina Holdings Limited and Cortaire Limited (together with their respective affiliates, the “Virgin Affiliated Group”) and (ii) SK Telecom Co., Ltd. (“SK Telecom”), pursuant to which, among other things, each of these stockholders has agreed to vote a specified number of shares of Class A Common Stock, par value $0.01 per share, of the Issuer (“Class A Common Stock”), Class B Common Stock, par value $0.01 per share, of the Issuer (“Class B Common Stock”), Class C Common Stock, par value $0.01 per share, of the Issuer (“Class C Common Stock”) and Series A Convertible Preferred Stock, par value $0.01 per share, of the Issuer (“Preferred Stock” and together with the Class A Common Stock, Class B Common Stock and Class C Common Stock, “Issuer Shares”) beneficially owned by these stockholders in favor of the adoption of the Merger Agreement as described below. Reference is made to the Schedule 13D originally filed with the SEC and Amendment No. 1 for information in Items not appearing in this filing as a result of there being no changes in those items. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented as follows:
Item 2. Identity and Background.
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     This Schedule 13D is being jointly filed by Sprint Nextel and Sprint Ventures, each of which is a corporation organized under the laws of Kansas and having its principal office and place of business at 6200 Sprint Parkway, Overland Park, Kansas 66251. Sprint Nextel is a global communications company offering a comprehensive range of wireless and wireline communications products and services that are designed to meet the needs of individual consumers, businesses and government customers. The principal business of Sprint Ventures is to act as an investment vehicle for investing in the Issuer for its ultimate parent, Sprint Nextel. Sprint Ventures is a direct wholly owned subsidiary of Sprint Nextel. The names, addresses, present principal occupation or employment and citizenship of the executive officers and

CUSIP No.	92769R108	13D	Page	5	of	17
directors of the Reporting Persons (the “Covered Persons”) are set forth in Appendix A to this Schedule 13D, which is incorporated herein by reference.
     During the last five years, neither of the Reporting Persons nor any of the Covered Persons listed in Appendix A have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
     In connection with the Merger Agreement, on July 27, 2009, Sprint Nextel entered into voting agreements with the Virgin Affiliated Group with respect to the Issuer Shares beneficially owned by the Virgin Affiliated Group (the “Virgin Affiliated Group Voting Agreement”) and with SK Telecom (the “SK Telecom Voting Agreement” and together with the Virgin Affiliated Group Voting Agreement, the “Voting Agreements”) with respect to the Issuer Shares beneficially owned by SK Telecom. The Voting Agreements were entered into as an inducement for Sprint Nextel to enter into the Merger Agreement.
     The Issuer Shares beneficially owned by the Virgin Affiliated Group and SK Telecom have not been purchased by the Reporting Persons, and thus no funds were used for such purpose. For a description of the Voting Agreements, see Item 4 below, which description is incorporated by reference into this Item 3.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
Merger Agreement
     Pursuant to the Merger Agreement, at the Effective Time, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into the Issuer. As a result of the Merger, the separate corporate existence of Merger Sub will cease and the Issuer will continue as the surviving corporation of the Merger and a wholly owned subsidiary of Sprint Nextel. In connection with the Merger, pursuant to the terms of the Merger Agreement, (i) except as set forth in clauses (ii) and (iii) below, each outstanding share of Class A Common Stock and Class C Common Stock will be converted into the right to receive a number of shares of Series 1 voting common stock, par value $2.00 per share, of Sprint Nextel (“Sprint Nextel

CUSIP No.	92769R108	13D	Page	6	of	17
Shares”) (and cash in lieu of fractional shares) based on an Exchange Ratio (as defined in the Merger Agreement and described below), (ii) each outstanding share of Class A Common Stock and Class C Common Stock held by the Virgin Affiliated Group will be converted into the right to receive a number of Sprint Nextel Shares (and cash in lieu of fractional shares) based on the Exchange Ratio multiplied by 93.09% (the “Virgin Group Exchange Ratio”), (iii) each outstanding share of Class A Common Stock and Class C Common Stock held by SK Telecom and any of its affiliates to which any such shares are transferred on or after the date of the Merger Agreement (collectively, the “SK Stockholders”) will be converted into the right to receive a number of Sprint Nextel Shares (and cash in lieu of fractional shares) based on the Exchange Ratio multiplied by 89.84% (the “SK Exchange Ratio”), (iv) each outstanding share of Preferred Stock, all of which are owned by the Virgin Affiliated Group and SK Telecom as of July 27, 2009, will be converted into the right to receive a number of Sprint Nextel Shares (and cash in lieu of fractional shares) after giving effect to the conversion of such shares of Preferred Stock into Class A Common Stock, multiplied by (1) in the case of the Virgin Affiliated Group, the Virgin Group Exchange Ratio, and (2) in the case of SK Stockholders, the SK Exchange Ratio, and (v) each outstanding share of Class B Common Stock will be canceled without any conversion thereof and no consideration will be delivered in respect thereto.
     The Exchange Ratio is equal to the number determined by dividing $5.50 by the Average Parent Stock Price (as defined below); provided, however, that (x) if the number determined by dividing $5.50 by the Average Parent Stock Price is less than or equal to 1.0630, the Exchange Ratio shall be 1.0630 and (y) if the number determined by dividing by $5.50 the Average Parent Stock Price is greater than or equal to 1.3668, the Exchange Ratio shall be 1.3668. The “Average Parent Stock Price” means the average of the closing prices of Sprint Nextel Shares for the ten trading days ending on the second trading day immediately preceding the Effective Time.
     The Merger and the other transactions contemplated by the Merger Agreement are subject to various closing conditions, including approval of the Merger Agreement by the Issuer’s stockholders, the accuracy of representations and warranties and compliance with covenants, receipt of regulatory approvals, continued effectiveness of certain agreements (including an employment agreement with the Issuer’s Chief Executive Officer, Daniel H. Schulman) and other customary closing conditions. The Merger is expected to be completed in the fourth quarter of 2009 or in early 2010.
     Prior to approval by the Issuer’s stockholders of the Merger Agreement, the Issuer’s board of directors may, in certain circumstances, make a Change of Recommendation (as defined in the Merger Agreement) if there is an Intervening Event (as defined in the Merger Agreement) upon compliance with certain notice and other specified conditions set forth in the Merger Agreement.
     The Merger Agreement contains certain termination rights for both the Issuer and Sprint Nextel, including the right of the Issuer to terminate the Merger Agreement in the event there is a Superior Proposal (as defined in the Merger Agreement) upon the Issuer’s compliance with certain notice and other specified conditions set forth in the Merger Agreement, and the right of

CUSIP No.	92769R108	13D	Page	7	of	17
Sprint Nextel to terminate the Merger Agreement if there is a Change of Recommendation. The Merger Agreement provides that, upon termination under certain specified circumstances, the Issuer would be required to pay Sprint Nextel a termination fee of $14,200,000.
Voting Agreements
     Pursuant to the Voting Agreements, the Virgin Affiliated Group and SK Telecom have agreed to vote a portion of the Issuer Shares owned by them that, when aggregated with the Issuer Shares owned by the Reporting Persons, comprise approximately 40% of the outstanding voting power of the Issuer as of July 27, 2009. The Voting Agreements are described in more detail below.
     Virgin Affiliated Group Voting Agreement
          Pursuant to the Virgin Affiliated Group Voting Agreement, the Virgin Affiliated Group represented that as of July 27, 2009 it beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 22,901,389 shares of Class A Common Stock, 115,062 shares of Class C Common Stock and 25,750 shares of Preferred Stock (collectively, the “Virgin Affiliated Group Subject Shares”), which collectively represent approximately 30.6% of the total voting power of the Issuer based on the number of Issuer Shares outstanding as of April 30, 2009. Pursuant to the Virgin Affiliated Group Voting Agreement, the Virgin Affiliated Group has agreed that at the stockholders meeting of the Issuer with respect to the Merger and at any other meeting of the stockholders of the Issuer, the Virgin Affiliated Group will vote a number of the Virgin Affiliated Group Subject Shares constituting not less than 14,362,279 Issuer Shares (approximately 16.8% of the total voting power of the Issuer) that are entitled to vote in each case: (i) in favor of the adoption of the Merger Agreement, approval of the Merger or any other action of the stockholders of the Issuer reasonably requested by Sprint Nextel in furtherance thereof, (ii) against any action or agreement that is in opposition to, or competitive or inconsistent with, the Merger or that would result in a breach of any covenant, representation or warranty of the Virgin Affiliated Group contained in the Virgin Affiliated Group Voting Agreement, (iii) against any other acquisition proposal and (iv) against any other action, agreement or transaction that would otherwise materially interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the Merger or the other transactions contemplated by the Merger Agreement or the Virgin Affiliated Group Voting Agreement or the performance by the Virgin Affiliated Group of its obligations under the Virgin Affiliated Group Voting Agreement. The Virgin Affiliated Group Voting Agreement includes restrictions on the transfer of securities of the Issuer held by the Virgin Affiliated Group until the termination of the Agreement, subject to certain exceptions. In addition, the Virgin Affiliated Group has agreed not to, and to cause its executive officers, directors and representatives not to, solicit, propose or recommend any other acquisition proposal. The Virgin Affiliated Group Voting Agreement will terminate on the earlier to occur of (i) the Effective Time and (ii) the date of termination of the Merger Agreement in accordance with its terms. In addition, the Virgin Affiliated Group has the right to terminate the Virgin Affiliated Group Voting Agreement in the event of certain amendments to the Merger Agreement.

CUSIP No.	92769R108	13D	Page	8	of	17
     SK Telecom Voting Agreement
          Pursuant to the SK Telecom Voting Agreement, SK Telecom represented that as of July 27, 2009 it beneficially owned (within the meaning of Rule 13d-3 under the Act) 10,999,373 shares of Class A Common Stock (excluding 193,368 shares of Class A Common Stock beneficially owned by Helio, Inc. currently controlled by SK Telecom) and 25,750 shares of Preferred Stock (excluding the shares beneficially owned by Helio, Inc., the “SK Telecom Subject Shares”), which collectively represent approximately 16.5% of the total voting power of the Issuer based on the number of Issuer Shares outstanding as of April 30, 2009. Pursuant to the SK Telecom Voting Agreement, SK Telecom has agreed that at the stockholders meeting of the Issuer with respect to the Merger and at any other meeting of the stockholders of the Issuer, SK Telecom will vote a number of SK Telecom Subject Shares constituting not less than 7,735,790 Issuer Shares (approximately 9.1% of the total voting power of the Issuer) that are entitled to vote in each case: (i) in favor of the adoption of the Merger Agreement, approval of the Merger or any other action of the stockholders of the Issuer reasonably requested by Sprint Nextel in furtherance thereof, (ii) against any action or agreement that is in opposition to, or competitive or inconsistent with, the Merger or that would result in a breach of any covenant, representation or warranty of SK Telecom contained in the SK Telecom Voting Agreement, (iii) against any other acquisition proposal and (iv) against any other action, agreement or transaction that would otherwise materially interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the Merger or the other transactions contemplated by the Merger Agreement or the SK Telecom Voting Agreement or the performance by SK Telecom of its obligations under the SK Telecom Voting Agreement. The SK Telecom Voting Agreement includes restrictions on the transfer of securities of the Issuer held by SK Telecom until the termination of the Agreement, subject to certain exceptions. In addition, SK Telecom has agreed not to, and to cause its executive officers, directors and representatives not to, solicit, propose or recommend any other acquisition proposal. The SK Telecom Voting Agreement will terminate on the earlier to occur of (i) the Effective Time and (ii) the date of termination of the Merger Agreement in accordance with its terms. In addition, SK Telecom has the right to terminate the SK Telecom Voting Agreement in the event of certain amendments to the Merger Agreement.
     The foregoing summary of certain provisions of the Merger Agreement, the Virgin Affiliated Group Voting Agreement and the SK Telecom Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements. The Merger Agreement, the Virgin Affiliated Group Voting Agreement and the SK Telecom Voting Agreement are filed as Exhibits 2.1, 10.1 and 10.2, respectively, of Sprint Nextel’s Current Report on Form 8-K filed on July 28, 2009, and are incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)	Amount beneficially owned:

CUSIP No.	92769R108	13D	Page	9	of	17
     52,326,642 shares of Class A Common Stock. This beneficial ownership results from: (i) the ownership by Sprint Ventures of a limited partnership interest in Virgin Mobile USA, L.P. (an indirect, majority-owned subsidiary of the Issuer) (“VMU Opco”), which interest is initially exchangeable for 12,058,626 shares of Class A Common Stock of the Issuer, and the ownership by Sprint Ventures of one share of the Issuer’s Class B Common Stock, which is entitled to a number of votes that is equal to the total number of shares of Class A Common Stock for which such limited partnership interest is exchangeable; (ii) 26,045,863 shares of Class A Common Stock beneficially owned by the Virgin Affiliated Group; and (iii) 14,222,153 shares of Class A Common Stock beneficially owned by SK Telecom. Sprint Ventures, the Virgin Affiliated Group and SK Telecom may be deemed to share beneficial ownership of the above-referenced shares as a result of being parties to the Amended and Restated Stockholders Agreement, a copy of which was filed as Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 28, 2008. In addition, Sprint Nextel may be deemed to share beneficial ownership of the Issuer Shares held by each of the Virgin Affiliated Group and SK Telecom which are subject to the voting requirements set forth in the Voting Agreements, as described in Item 4 above. The Reporting Persons do not affirm the existence of a group with the Virgin Affiliated Group and SK Telecom and disclaim beneficial ownership of the shares beneficially owned by the Virgin Affiliated Group and SK Telecom. The Reporting Persons are not responsible for the completeness and accuracy of the information concerning the Virgin Affiliated Group and SK Telecom.
     Percent of class:
     61.5% based on (i) 65,025,441 shares of Class A Common Stock of the Issuer outstanding as of April 30, 2009 (based on the number of shares reported by the Issuer in its Form 10-Q for the quarterly period ended March 31, 2009 (the “Q1 Form 10-Q”)), plus (ii) 1,807,259 shares of Class A Common Stock issued to EarthLink, Inc. in exchange for its limited partnership interest in VMU Opco after the filing of the Q1 Form 10-Q, plus (iii) 115,062 shares of Class A Common Stock that may be acquired by the Virgin Affiliated Group upon the conversion of its shares of Class C Common Stock, plus (iv) the shares of Class A Common Stock underlying a limited partnership interest in VMU Opco held by Sprint Ventures, which interest is initially exchangeable for 12,058,626 shares of Class A Common Stock, plus (v) 6,058,824 shares of Class A Common Stock issuable upon conversion of the Preferred Stock owned by the Virgin Affiliated Group and SK Telecom, plus (vi) one share of Class B Common Stock held by Sprint Ventures, which is entitled to a number of votes that is equal to the total number of shares of Class A Common Stock for which Sprint Ventures’ limited partnership interest in VMU Opco is exchangeable.
To the knowledge of the Reporting Persons, none of the persons named in Item 2 above (other than the Reporting Persons) beneficially owns any shares of Class A Common Stock.
(b)	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 52,326,642

CUSIP No.	92769R108	13D	Page	10	of	17
(iii)	Sole power to dispose or to direct the disposition of: 12,058,626

(iv)	Shared power to dispose or to direct the disposition of: 0
(c)	Transactions Effected in Past 60 Days by Reporting Persons: None

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
     The information set forth, or incorporated by reference in, Items 3 through 5 above is hereby incorporated by reference.
Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 99.9	Agreement and Plan of Merger, dated as of July 27, 2009, by and among Sprint Nextel Corporation, Sprint Mozart, Inc. and Virgin Mobile USA, Inc. (incorporated herein by reference to Exhibit 2.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed July 28, 2009)

Exhibit 99.10	Voting Agreement, dated as of July 27, 2009, by and among Sprint Nextel Corporation, Corvina Holdings Limited and Cortaire Limited (incorporated herein by reference to Exhibit 10.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed July 28, 2009)

Exhibit 99.11	Voting Agreement, dated as of July 27, 2009, by and among Sprint Nextel Corporation and SK Telecom Co., Ltd. (incorporated herein by reference to Exhibit 10.2 of Sprint Nextel Corporation’s Current Report on Form 8-K filed July 28, 2009)

Exhibit 99.12	Joint Filing Agreement, dated as of July 28, 2009, by and between Sprint Ventures, Inc. and Sprint Nextel Corporation

CUSIP No.	92769R108	13D	Page	11	of	17
SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned parties certify that the information set forth in this statement is true, complete and correct.
Dated: July 28, 2009

Sprint Ventures, Inc.
By	/s/ Charles R. Wunsch
	Name:	Charles R. Wunsch
	Title:	Vice President

Sprint Nextel Corporation
By	/s/ Charles R. Wunsch
	Name:	Charles R. Wunsch
	Title:	General Counsel and Corporate Secretary

CUSIP No.	92769R108	13D	Page	12	of	17
Exhibit Index

Exhibit	Description
Exhibit 99.9	Agreement and Plan of Merger, dated as of July 27, 2009, by and among Sprint Nextel Corporation, Sprint Mozart, Inc. and Virgin Mobile USA, Inc. (incorporated herein by reference to Exhibit 2.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed July 28, 2009)

Exhibit 99.10	Voting Agreement, dated as of July 27, 2009, by and among Sprint Nextel Corporation, Corvina Holdings Limited and Cortaire Limited (incorporated herein by reference to Exhibit 10.1 of Sprint Nextel Corporation’s Current Report on
Form 8-K filed July 28, 2009)

Exhibit 99.11	Voting Agreement, dated as of July 27, 2009, by and among Sprint Nextel Corporation and SK Telecom Co., Ltd. (incorporated herein by reference to Exhibit 10.2 of Sprint Nextel Corporation’s Current Report on Form 8-K filed July 28, 2009)

Exhibit 99.12	Joint Filing Agreement, dated as of July 28, 2009, by and between Sprint Ventures, Inc. and Sprint Nextel Corporation

CUSIP No.	92769R108	13D	Page	13	of	17
Appendix A
Appendix A is hereby amended and restated in its entirety as follows:
Directors and Executive Officers of Sprint Ventures, Inc.

Principal
Name	Position	Address	Occupation	Citizenship
Directors

Scott W. Andreasen	Director and Assistant Secretary	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Assistant Secretary of Sprint Nextel Corporation	United States

Charles R. Wunsch	Director and Vice President	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	General Counsel and Corporate Secretary of Sprint Nextel Corporation	United States

Executive Officers

Robert H. Johnson, Jr.	President	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	President — CDMA of Sprint Nextel Corporation	United States

Charles L. Hall	Vice President and Controller	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Senior Vice President and Controller of Sprint Nextel Corporation	United States

Gregory D. Block	Vice President and Treasurer	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Vice President and Treasurer of Sprint Nextel Corporation	United States

Timothy P. O’Grady	Director, Vice President and Secretary	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Vice President, Legal — Securities and Governance and Assistant Secretary of Sprint Nextel Corporation	United States

CUSIP No.	92769R108	13D	Page	14	of	17
Directors and Executive Officers of Sprint Nextel Corporation

Principal
Name	Position	Address	Occupation	Citizenship
Directors

Robert R. Bennett	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Principal of Hilltop Investments, a private investment company	United States

Gordon M. Bethune	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Retired	United States

Larry C. Glasscock	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Chairman of the Board of WellPoint, Inc., a health benefits company	United States

James H. Hance, Jr.	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Senior Advisor of The Carlyle Group and Chairman of the Board of Sprint Nextel Corporation	United States

V. Janet Hill	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Vice President of Alexander & Associates, Inc., a corporate consulting firm	United States

Frank Ianna	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Chief Executive Officer and Director, Attila Technologies LLC, a wireless communications company	United States

CUSIP No.	92769R108	13D	Page	15	of	17

Principal
Name	Position	Address	Occupation	Citizenship
Sven-Christer Nilsson	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Founder/Owner of Ripasso AB, a business advisory company	Sweden

William R. Nuti	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Chairman of the Board, Chief Executive Officer and President of NCR Corporation, a global technology company	United States

Rodney O’Neal	Director	c/o Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Chief Executive Officer and President of Delphi Corporation, a global supplier of mobile electronics and transportation systems	United States

CUSIP No.	92769R108	13D	Page	16	of	17

Principal
Name	Position	Address	Occupation	Citizenship
Executive Officers

Daniel R. Hesse	Director, President and Chief Executive Officer	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Director, President and Chief Executive Officer of Sprint Nextel Corporation	United States

Robert H. Brust	Chief Financial Officer	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Chief Financial Officer of Sprint Nextel Corporation	United States

Charles R. Wunsch	General Counsel and Corporate Secretary	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	General Counsel and Corporate Secretary of Sprint Nextel Corporation	United States

Keith O. Cowan	President — Strategic Planning and Corporate Initiatives	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	President — Strategic Planning and Corporate Initiatives of Sprint Nextel Corporation	United States

Paget L. Alves	President — Business Markets	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	President — Business Markets of Sprint Nextel Corporation	United States

Steven L. Elfman	President — Network Operations and Wholesale	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	President — Network Operations and Wholesale of Sprint Nextel Corporation	United States

CUSIP No.	92769R108	13D	Page	17	of	17

Principal
Name	Position	Address	Occupation	Citizenship
Charles L. Hall	Senior Vice President and Controller	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Senior Vice President and Controller of Sprint Nextel Corporation	United States

Robert L. Johnson	Chief Service Officer	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Chief Service Officer of Sprint Nextel Corporation	United States

Robert H. Johnson, Jr.	President — CDMA	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	President — CDMA of Sprint Nextel Corporation	United States

Danny Bowman	President — iDEN	Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	President — iDEN of Sprint Nextel Corporation	United States